Exhibit 99.3

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Product Strategy to Capitalise on New Funding

Brisbane, Australia – April 24, 2012: Metal Storm Limited.

Defence technology specialist Metal Storm Limited today outlined the three major steps to be completed by the Company in order to reach a positive cash flow and deliver growth in shareholder value through product sales.

Last week, the Company announced a deal to acquire $5M in cash, plus an agreement to eliminate $11.9M – over 80% – of its secured convertible note debt.

Metal Storm CEO, Dr Lee Finniear, said while the GFC and other capital constraints had held the Company back, the latest debt restructure and capital injection will drive Metal Storm forward on its strategic course.

“Our strategy and planning is solid, demand for our non-lethal weapons is high, and we are collaborating with excellent, well-respected industry players including Colt, BAE and TASER International,” he said.

“Now that a major piece of the capital restructuring is in train, the Company can also focus on getting its non-lethal weapon and ammunition systems into user trials.”

“Plus, with the secured debt mostly eliminated, shareholder value should grow more rapidly and with fewer obstacles as we move ahead.

The three major steps to be completed by Metal Storm include:

•	Restructure its capital base and acquire funds for product commercialisation

•	Undertake initial production for user field trials and product compliance evaluation

•	Enter full production and sell internationally in volume

The first product the Company is bringing to market is its MAUL™ ultra-light 12 gauge accessory launcher, together with non-lethal, TASER® and door breaching ammunition. MAUL™ is the ultimate accessory weapon to provide officers with a choice of non-lethal responses instead of using lethal force.

“The product is well advanced, and initial demonstration units have been built,” Dr Finniear said.

“Demonstration firings have attracted audiences across the USA. Over 60 agencies in the USA and Australia have requested user trials or further demonstrations. Our challenge has been to find funding to build additional enhanced trial weapons and ammunition to support this demand.

“Once the funds from the transaction arrive in July, we will complete integration and commence building up to 50 MAUL™ weapons plus ammunition in a low rate initial production run (LRIP). These weapons will be allocated to three important groups: selected trial users, international distributors for business development, and to our compliance testing team for product compliance evaluation.

“The Company intends to ramp up to full production as key sales opportunities progress and when volume orders are received. For the final production models, the Company will take into account relevant feedback from the field trials, plus any specific enhancements requested by international distributors that would materially contribute to volume sales.

Metal Storm Limited

ACN 064 270 006

In addition to MAUL™ production, the Company remains engaged on a number of strategic customer funded projects and potentially funded opportunities, specifically:

•	The US Marines MPM Engineering & Manufacturing Development (EMD) Phase

•	The Defence Canada Small Arms Replacement Program

•	The $1B US DoD Force Protection Program

•	The Managed Lethality Grenade Launcher System

“The recently announced equity raise and debt reduction is a massive step toward satisfying the Company’s capital restructuring needs. Our focus on delivering product to market can now progress without such a large and looming debt horizon depressing shareholder value at a time when the Company believes it should be appreciating,” Dr Finniear said.

ENDS

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.